Exhibit 99.1

News Release

July 15, 2021

Turquoise Hill announces second quarter 2021 production and provides Oyu Tolgoi mine update

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced second quarter 2021 production for Oyu Tolgoi LLC (“Oyu Tolgoi”) and provided an update on the Oyu Tolgoi mine.

Q2 2021 highlights

•

In Q2 2021, open pit mining activities were impacted by personnel shortages due to COVID-19 restrictions. This resulted in an increase of lower-grade stockpile material being processed during the quarter.

o	Copper production of 36,735 tonnes, in-line with Q2 2020 and a decrease of 19% vs Q1 2021; and

o	Gold production of 113,054 ounces, an increase of 263% vs Q2 2020 and a decrease of 22% vs Q1 2021

•

Q2 2021 mill throughput was impacted by reduced personnel numbers due to COVID-19 in addition to planned maintenance activities. Consequently, Q2 2021 mill throughput of 9.4 million tonnes was 2% lower than Q2 2020 and 4% lower than Q1 2021.

•	Access to higher copper and gold grades from Phase 4B is expected to continue through the remainder of the year.

COVID-19 Update

COVID-19 cases increased significantly in Mongolia during Q2 2021, causing a series of lockdowns in the country and South Gobi region which limited the ability of Oyu Tolgoi to maintain normal roster changes for its workers. This resulted in personnel numbers below 25% of planned requirements at certain points during the quarter. COVID-19 restrictions adversely impacted both open pit operations and underground development progress. The additional 2021 development cost impact of the known COVID-19 delays up to June 30, 2021 is estimated to be approximately $100 million. The Company will continue to monitor the costs associated with COVID-19 delays and update the market as appropriate.

As at July 9, 2021, the Oyu Tolgoi workforce is 93% fully vaccinated and appropriate controls continue to be followed at site. Oyu Tolgoi continues to cooperate with the Mongolian authorities to implement and maintain control measures to protect the health and well-being of its workers as well as the local community.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Underground Development

During Q2 2021, underground development progress was significantly impacted by the COVID-19 constraints on site and in Mongolia, including restrictions on movement of international expertise. Despite these constraints, Material Handling System 1 is greater than 90% complete and all development and technical readiness activities pertaining to the initiation of the undercut have been met or are on track to being met, to achieve sustainable production in October 2022. Further, recent easing of quarantine constraints and increasing workforce vaccination rates have supported gradual improvements in site personnel levels.

Shafts 3 and 4 were also impacted by COVID-19 related quarantine requirements and travel restrictions with no significant development progress during the quarter. The impact of further delays to Shaft 3 and 4 and other activities is currently under assessment, and could impact production ramp-up post Panel 0.

Turquoise Hill and Rio Tinto continue to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut issues. All parties remain committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion. Delayed resolution of these issues and the slowing of discussions as a result of the COVID-19 situation in Mongolia, will delay the Company’s expected timing for the initiation of the undercut. Some contractual commitments for future works such as on Material Handling System 2 and the concentrator upgrade, have experienced delays as entering into these commitments is currently pending approval of the Definitive Estimate and required budget uplift by the Oyu Tolgoi Board. Any significant delay to the initiation of the undercut would have a material impact on project schedule, including the timing of sustainable production for Panel 0, as well as the timing and quantum of underground capital expenditure, which would materially adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project thereby increasing the amount of Turquoise Hill’s incremental funding requirement. The Company will continue to monitor the situation and assess any impact of a delay to the undercut initiation, and update the market as appropriate.

Force Majeure

Q2 2021 concentrate shipments to customers were impacted by COVID-19 related Mongolia / Chinese border restrictions which resulted in force majeure being declared from 30 March 2021. Shipments to Chinese customers recommenced on April 15, 2021 and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage the supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q	3Q	4Q	1Q	2Q	1H	1H	Full Year
	2020	2020	2020	2021	2021	2021	2020	2020
Open pit material mined (‘000 tonnes)	23,218	23,979	23,663	22,588	15,829	38,417	50,052	97,694
Ore treated (‘000 tonnes)	9,645	10,072	9,594	9,813	9,401	19,214	20,534	40,200
Average mill head grades:
Copper (%)	0.47	0.45	0.50	0.56	0.47	0.51	0.45	0.46
Gold (g/t)	0.19	0.21	0.41	0.68	0.50	0.59	0.17	0.24
Silver (g/t)	1.22	1.22	1.16	1.29	1.19	1.24	1.18	1.18
Concentrates produced (‘000 tonnes)	169.9	168.5	190.2	201.9	173.2	375.1	334.4	693.1
Average concentrate grade (% Cu)	21.5	21.5	21.9	22.5	21.2	21.9	21.4	21.6
Production of metals in concentrates:
Copper (‘000 tonnes)	36.5	36.3	41.6	45.4	36.7	82.2	71.7	149.6
Gold (‘000 ounces)	31	37	88	146	113	259	57	182
Silver (‘000 ounces)	212	219	231	255	235	490	426	876
Concentrate sold (‘000 tonnes)	194.3	167.9	181.5	186.3	92.6	278.9	320.2	669.6
Sales of metals in concentrates:
Copper (‘000 tonnes)	39.7	34.4	37.9	39.0	19.6	58.6	65.5	137.8
Gold (‘000 ounces)	31	34	66	111	73	183	51	150
Silver (‘000 ounces)	220	201	194	207	106	313	366	760
Metal recovery (%)
Copper	79.1	78.9	85.9	86.3	79.7	83.4	76.7	79.6
Gold	52.0	53.7	68.8	72.2	69.3	71.0	49.3	58.6
Silver	55.8	54.6	64.3	65.3	62.5	64.0	53.6	56.4

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the definitive estimate and the potential termination, amendment or replacement of the Investment Agreement (“IA”) or the Oyu Tolgoi Mine Development and Financing Plan (“UDP”); the willingness and ability of the parties to the IA or the UDP to amend or replace the UDP; the implementation and successful execution of the funding plan that is the subject of the Heads of Agreement (“HoA”) and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first commercial production the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the likelihood that the Company will be added as a party to the international tax arbitration brought by Oyu Tolgoi against the Government of Mongolia and the merits of its defence and counterclaim; liquidity, funding sources and funding requirements; the amount of any funding gap to complete the Oyu Tolgoi project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to raise supplemental senior debt; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements and extensions to; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the status and nature of the Company’s relationship, interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the first quarter ended March 31, 2021 (“MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com